March 7, 2019

Jesse E. Gary
Executive Vice President, General Counsel and Secretary
Century Aluminum Company
One South Wacker Drive, Suite 1000
Chicago, Illinois 60606

       Re: Century Aluminum Company
           Registration Statement on Form S-3
           Filed March 1, 2019
           File No. 333-230018

Dear Mr. Gary:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brigitte Lippmann at 202-551-3713 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining
cc:    Chris Barrett